

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 14, 2023

Xiaoxi Lin, Esq.
Partner
Linklaters LLP
11th floor Alexandra House, Chater Road
Hong Kong, People's Republic of China

  Re: Zhangmen Education Inc.
    Schedule 13E-3 filed August 18, 2023
    Filed by Zhangmen Education Inc., Ultimate Vitor II Holdings Limited,
    Summit Lustre Limited, and Yi Zhang
    File No. 005-93336

Dear Xiaoxi Lin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed August 18, 2023

General

1. Throughout the proxy statement, where the Shareholder Requisite Vote is described, please include disclosure that clearly and straightforwardly indicates that approval is assured given the Buyer's 82.4% voting stake.

Background of the Merger, page 25

2. On page 26, please disclose the proposed maximum percentage associated with the Dissenters' Rights Condition that was included in Davis Polk's initial draft of the Merger Agreement. On the top of page 28, we note the reference to "... accepting the Dissenters' Rights Condition but increasing the threshold... ." Please specify the threshold to which the condition was increased. Finally, please disclose additional information about the negotiations surrounding the Dissenters' Rights Condition. We note that the

condition is triggered if a relatively small number of shareholders dissent, suggesting significant and/or unusual uncertainty about the potential value of dissenters' rights under Cayman Islands law. Please revise to elaborate on how such uncertainty affected negotiations over the Merger Agreement, or advise. Similarly, if the Dissenters' Rights Condition was influenced by a feature of Cayman Islands or other applicable law that impacts the acquiror's right to eliminate dissenting holders after the Merger, please discuss.

Reasons for the Merger and Recommendation of the Special Committee and the Company Board, page 28

3.   On page 31, we note that the following negative factor is presented: "*No Separate Vote on the Merger by the Unaffiliated Security Holders*. The fact that the consummation of the Merger is not subject to approval by a separate vote of the Unaffiliated Security Holders." Please revise to clarify, if true, that the Special Committee recognized not only that a separate vote of the Unaffiliated Security Holders is not required, but that the vote is effectively locked up, given the Buyer's 82.4% voting stake and the two-thirds approval threshold.

Position of the Buyer as to the Fairness of the Merger, page 33

4.   The list of bullet points on pages 33-34 and the similar list on pages 35-36, along with the disclosure that precedes each list, appear to include significant repetition. Please clarify by consolidating the disclosure, or advise.

Certain Financial Projections, page 37

5.   We note the reference to a "summary of its financial projections" at the bottom of page 38. Otherwise, however, the disclosure in the proxy statement suggests that full projections have been included. Please clarify. We also note various references in the proxy statement, including on page 39, to "forecasts" (in addition to "financial projections"). Please advise as to whether any forecasts other than the Management Projections were prepared by the Company's management and considered by the Special Committee and Duff & Phelps in connection with their analysis of the Proposed Transaction, and if so, please disclose such forecasts.

Fees and Expenses, page 57

6.   Please fill in the table on page 57.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David M. Plattner, Special Counsel, at 202-551-8094.

Xiaoxi Lin, Esq.
Linklaters LLP
September 14, 2023
Page 3

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions

cc: Li He, Esq.